# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Femto Technologies Inc., CIK 0001888151
CUSIP: 31447N303
Title of class of securities: Subordinate Voting Shares, without par value
Address of issuer's principal executive offices: 2264E 11TH AVENUE, 2264E 11TH AVENUE, VANCOUVER, British Columbia Canada (A1), V5N1Z6
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002042926-25-000014
Filed by CIK 0002042926

## Reporting persons
- Corley Thomas John: type of reporting person: individual (IN); sole voting power 56,654; shared voting power 0; sole dispositive power 56,654; shared dispositive power 0; aggregate amount beneficially owned 56,654 (6.7% of the class)
  Comment: Percentage of class is based on 840,762 shares outstanding as of June 30th 2025 disclosed in EX-99.1 in the Form 6-K published on August 26th, 2025.

## Item 1. Issuer
Name of issuer: Femto Technologies Inc.
Address of issuer's principal executive offices: 2264E 11TH AVENUE, 2264E 11TH AVENUE, VANCOUVER, BRITISH COLUMBIA, CANADA, V5N1Z6.

## Item 2. Person Filing
Name of person filing: Thomas Corley
Address of principal business office or, if none, residence:
132 Washington Place
State College, PA 16801
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 56654
Percent of class: 6.7
Sole power to vote or to direct the vote: 56654
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 56654
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Corley Thomas John: Thomas Corley, Individual (10/01/2025)